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                                                                EXHIBIT 99(a)(8)


Fuji Photo Film U.S.A. Commences Tender Offer for All Outstanding Shares of PrimeSource Corporation

    ELMSFORD, N.Y.--(BUSINESS WIRE)--Sept. 11, 2001--Fuji Photo Film U.S.A., Inc. today announced that it has commenced, through a wholly owned subsidiary, a tender offer for all outstanding shares of common stock (and associated rights) of PrimeSource Corporation (NASDAQ:NM:PSRC) at $10.00 per share net to the seller in cash.

    The board of directors of PrimeSource has unanimously approved the offer and recommended that PrimeSource shareholders tender their shares pursuant to the offer.

    The offer and withdrawal rights will expire at 12:00 midnight, Eastern Daylight Time, on Tuesday, October 9, 2001, unless the offer is extended.

    The tender offer is being made pursuant to the terms of a previously announced merger agreement between Fujifilm and PrimeSource. In the merger to occur following the consummation of the tender offer, each share of PrimeSource common stock which is outstanding and not purchased pursuant to the tender offer will be converted into the right to receive $10.00 in cash.

    The tender offer is conditioned upon, among other things, the tender of PrimeSource shares which, together with the shares already owned by Fujifilm, represent at least 80% of the shares outstanding on the expiration date of the offer. The tender offer is also conditioned on the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The offer is also subject to other conditions.

    Bear, Stearns & Co. Inc. served as financial advisor to Fujifilm in connection with the merger and is acting as dealer manager in connection with the tender offer.

    PrimeSource, headquartered in Pennsauken, New Jersey, is a national distributor of equipment and consumable supplies serving the printing and publishing industries. PrimeSource distributes products from more than 500 suppliers and services the industry through its many branch offices located throughout the U.S.

    Fuji Photo Film U.S.A., Inc. is the U.S. marketing subsidiary of Fuji Photo Film Co., Ltd. of Tokyo (FUJIY), a leading global manufacturer of imaging and information products providing a complete portfolio of imaging and information products, services and e-solutions to retailers, consumers, professionals and business customers.

    This news release is for informational purposes only. It does not constitute a tender offer statement under the rules and regulations of the SEC. PrimeSource shareholders should carefully review the tender offer statement and other tender offer documents which are being filed with the Securities and Exchange Commission today and will be mailed to PrimeSource shareholders as soon as practicable prior to making any decisions with respect to the tender offer described above as those documents contain important information. PrimeSource shareholders will also be able to obtain tender offer documents at the SEC's website at www.sec.gov.

    CONTACT: Fuji Photo Film U.S.A., Inc.
             Tim Combs / Thomas H. Shay, 630/259-7256 / 914/789-8145
                  or
             Edelman PR Worldwide
             Randy Savicky / Lawrence Greenberg
             212/704-8147/8277
             randy.savicky@edelman.com